UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ITUS Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45069V203
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 45069V203	13G/A	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSONS Bruce P. Eames
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 942,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 942,606*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.68%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 4.

**Based on 16,609,399 shares of common stock outstanding of the issuer as of January 4, 2018.

Cusip No. 45069V203	13G/A	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSONS Meetrix Communications, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 942,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 942,606*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.68%**
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*See Item 4.

**Based on 16,609,399 shares of common stock outstanding of the issuer as of January 4, 2018.

Cusip No. 45069V203	13G/A	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSONS AVG Ventures, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 942,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 942,606*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.68%**
12.	TYPE OF REPORTING PERSON (See Instructions) PN

*See Item 4.

**Based on 16,609,399 shares of common stock outstanding of the issuer as of January 4, 2018.

Cusip No. 45069V203	13G/A	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSONS AVG Ventures GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 942,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 942,606*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.68%**
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 4.

**Based on 16,609,399 shares of common stock outstanding of the issuer as of January 4, 2018.

Cusip No. 45069V203	13G/A	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSONS AVG Holdings, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 942,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 942,606*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.68%**
12.	TYPE OF REPORTING PERSON (See Instructions) PN

*See Item 4.

**Based on 16,609,399 shares of common stock outstanding of the issuer as of January 4, 2018.

Cusip No. 45069V203	13G/A	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSONS AVG GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 942,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 942,606*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.68%**
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 4.

**Based on 16,609,399 shares of common stock outstanding of the issuer as of January 4, 2018.

Cusip No. 45069V203	13G/A	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSONS Starfighter Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 942,606*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 942,606*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 942,606*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.68%**
12.	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 4.

**Based on 16,609,399 shares of common stock outstanding of the issuer as of January 4, 2018.

Cusip No. 45069V203	13G/A	Page 9 of 14 Pages

Item 1.

(a)	Name of Issuer

ITUS Corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

12100 Wilshire Boulevard, Suite 1275

Los Angeles, CA

Item 2.

(a)	Name of Person Filing

(1)	Bruce P. Eames
(2)	Meetrix Communications, Inc.
(3)	AVG Ventures, LP
(4)	AVG Ventures GP, LLC
(5)	AVG Holdings, LP
(6)	AVG GP, LLC
(7)	Starfighter Trust

(b)	Address of Principal Business Office or, if none, Residence

Bruce P. Eames

Quantlab Financial LLC

3 Greenway Plaza, Ste. 200

Houston, TX 77046

Meetrix Communications, Inc.

2261 23rd Street, Ste. 140

Santa Monica, CA 90405

AVG Ventures, LP

AVG Ventures GP, LLC

AVG Holdings, LP

AVG GP, LLC

500 Ygnacio Valley Road

Suite 360

Walnut Creek, CA 94596

Starfighter Trust

c/o South Dakota Trust Company LLC

201 South Phillips Ave., Suite 201

Sioux Falls, SD 57104

Cusip No. 45069V203	13G/A	Page 10 of 14 Pages

(c)	Citizenship

Reporting Person	Citizenship

Bruce P. Eames	United States
Meetrix Communications, Inc.	Delaware
AVG Ventures, LP	Delaware
AVG Ventures GP, LLC	Delaware
AVG Holdings, LP	Delaware
AVG GP, LLC	Delaware
Starfighter Trust	South Dakota

(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

(e)	CUSIP Number

45069V203

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See the Cover Pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Meetrix Communications, Inc. (“Meetrix”) directly owns 942,606 shares of common stock of the Issuer (the “Common Stock”).

Starfighter Trust (“Starfighter”) may be deemed to indirectly beneficially own the shares of Common Stock owned by Meetrix by virtue of its ownership of AVG GP, LLC, AVG Holdings, LP, AVG Ventures GP, LLC and AVG Ventures, LP, which collectively, directly or indirectly, own a controlling interest in Meetrix.

Bruce P. Eames may be deemed to indirectly beneficially own the shares of Common Stock owned by Meetrix by virtue of the fact that he directs the investment decisions of Starfighter and is a beneficiary of Starfighter.

Cusip No. 45069V203	13G/A	Page 11 of 14 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Cusip No. 45069V203	13G/A	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2018

/s/ Bruce P. Eames
BRUCE P. EAMES

MEETRIX COMMUNICATIONS, INC.

By:	/s/ Jebb Dykstra
	Name:	Jebb Dykstra
	Title:	CEO

AVG VENTURES, LP

By:	AVG Ventures GP, LLC
its general partner

By:	/s/ Mark F. Hansen
	Name:	Mark F. Hansen
	Title:	Manager

AVG VENTURES GP, LLC

By:	/s/ Mark F. Hansen
	Name:	Mark F. Hansen
	Title:	Manager

Cusip No. 45069V203	13G/A	Page 13 of 14 Pages

AVG HOLDINGS, LP

By:	AVG GP, LLC
its general partner

By:	/s/ Mark F. Hansen
	Name:	Mark F. Hansen
	Title:	Manager

AVG GP, LLC

By:	/s/ Mark F. Hansen
	Name:	Mark F. Hansen
	Title:	Manager

STARFIGHTER TRUST

By:	South Dakota Trust Company, LLC
its trustee

By:	/s/ Donna Konstanz
	Name:	Donna Konstanz
	Title:	Trust Officer

Cusip No. 45069V203	13G/A	Page 14 of 14 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

A	Joint Filing Agreement, filed as Exhibit A to the Schedule 13G filed by the reporting persons on September 13, 2017, and incorporated by reference herein.